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tj 2/20/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 19 2015
WASH, D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1.1.2014 (MM/DD/YY) AND ENDING 12.31.2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PURITAN BROKERAGE SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5085 W Park Blvd, Suite 700
(No. and Street)

Plano	Texas	75093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & Co, LLP
(Name – if individual, state last, first, middle name)

8750 N Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sondra McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Puritan Brokerage Services, Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sondra McDonald
Sondra McDonald

President

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Puritan Brokerage Services, Inc

(A wholly Owned Subsidiary of Puritan Companies, Inc.)

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2014

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)
Table of Contents

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Puritan Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Puritan Brokerage Services, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Brokerage Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 10, 2015

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	28,378
Cash deposit with clearing organization		30,997
Receivable from clearing organization		8,117
Receivable from parent		1,863
Other receivables		6,178
Furniture and fixtures, less accumulated depreciation of $3,797		-
Other assets		15,669
	$	91,202
Liabilities and Stockholder's Equity		
Accounts payable and other liabilities	$	17,302
Total liabilities		17,302
Stockholder's equity:		
Common stock, par value $0.01 per share; 1,000,000 shares authorized and 7,000 shares issued and outstanding		70
Additional paid-in capital		1,206,753
Accumulated deficit		(1,132,923)
Total stockholder's equity		73,900
	$	91,202

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Loss

Year Ended December 31, 2014

Revenue:	
Commissions	$ 132,129
Interest	454
Other	44,915
Total revenue	177,498
Expenses:	
Employee compensation, commissions and benefits	132,013
Clearance fees	30,451
Other operating expenses	85,552
Total expenses	248,016
Loss before income taxes	(70,518)
Income taxes (benefit)	400
Net loss	$ (70,918)

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31,2013	$ 70	$ 1,181,753	$ (1,062,005)	$ 119,818
Net loss	-	-	(70,918)	(70,918)
Contribution of additional paid-in capital	-	25,000	-	25,000
Balance, December 31, 2014	$ 70	$ 1,206,753	$ (1,132,923)	$ 73,900

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities:	
Net income (loss)	$ (70,918)
Adjustments to reconcile net loss to	
net cash provided by (used in) operating activities:	
Depreciation	475
Changes in assets and liabilities:	
Increase in receivable from clearing organization	(1,609)
Decrease in receivable from parent	92,133
Increase in other receivables	(2,335)
Increase in other assets	(3,173)
Decrease in accounts payable and other liabilities	(2,793)
Net cash provided (used) by operating activities	11,780
Cash Flows from Investing Activities	
Net cash provided (used) by investing activities	0
Cash Flows from Financing Activities	
Net cash provided (used) by financing activity	0
Net increase (decrease) in cash	11,780
Cash at beginning of year	16,598
Cash at End of year	**$ 28,378**
Supplemental Disclosures:	
Cash Paid during the year for interest	$ -
Non Cash Financing Activity:	
Conversion of $25,000 payable to parent to additional paid In capital	**$ 25,000**

The accompanying notes are an integral part of these financial statements.

(1) Nature of Operations and Summary of Significant Accounting Policies

(a) Nature of Operations

Puritan Brokerage Services, Inc. (the "Company"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Puritan Financial Companies, Inc ("Parent").

The Company is organized for the purpose of providing securities transactions on an unsolicited basis for its Parent's clients and in support of Puritan Financial Group, Puritan Investment Advisors, and Puritan Life Insurance Company.

The Company required substantial capital investment during 2014 from its Parent with the intention that the Company becomes self-sufficient. The Company looks to increase revenues through its existing alliances while prospecting new ones.

Receivables from broker-dealers, clearing organizations and Medallion signature guarantee users are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

(b) Revenue Recognition

Revenue from Medallion signature guarantee fees are recorded as of the date the services are performed. Commission income and related expenses are recorded on a trade-date basis as securities transactions occur.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures and five years for computer equipment.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $5,000 under Rule 15c3-1. At December 31, 2014, the Company had net capital of $49,570, which was $43,570 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

(3) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(4) Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

At December 31, 2014, the Company has net operating losses of approximately $1,276,186 which have been carried forward to offset against future taxable income. This net operating loss carry forward will expire in the year ending December, 2034.

The tax benefit from the net operating loss carry forward of $389,137 has not been reported in these financial statements because the Company believes it is likely that the carry forward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

(4) Income Taxes(Continued)

The following reflects the changes in the deferred tax benefit:

	Deferred Tax Asset 12/31/2013	Current Period Changes	Deferred Tax Asset 12/31/2014
Deferred tax benefit	$ 376,412	$ 12,725	$ 389,137
Valuation Allowance	(376,412)	(12,725)	(389,137)
Amount per Balance Sheet	$ -	$ -	$ -

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

(5) Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended December 31, 2014 totaled $135,878 and are reflected in rent, telephone, employee compensation and fringe benefits.

Additionally, $7,830 of Medallion signature guarantee fees was billed by the Company to the Parent and was settled through the receivable/payable from parent.

During 2014, the Company received a capital contribution of $25,000 from its parent company; this was settled through the receivable/payable from parent by offsetting the amounts the Company owed its parent for payroll and administrative overhead charges.

The Company is economically dependent upon its Parent.

(6) Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

(5) Liquidity

The Company has sustained operating losses since inception. The Company has been able to maintain adequate liquidity through the injection of capital from its Parent. As of December 31, 2014 the Company had cash in excess of its liabilities of $11,076.

It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions from its Parent as necessary

Supplemental Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2014

Schedule I

Puritan Brokerage Services, Inc

(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

COMPUTATION OF NET CAPITAL		
Total Shareholders' equity qualified for net capital		$ 73,900
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		73,900
Deductions and/or charges:		
Non-allowable assets:		
	Receivable from Parent	(1,863)
	Other receivables	(6,178)
	Other assets	(15,669)
Net capital before haircuts on securities positions		50,190
Haircuts on securities (computed where applicable pursuant to Rule 15c-3-1(f)		(620)
Net capital		$ 49,570
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued liabilities		$ 17,302
Total Aggregate Indebtedness		$ 17,302

Schedule I (Continued)

Puritan Brokerage Services, Inc
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital required (6 2/3% of total aggregate indebtedness)	$ 1,154
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum required	$ 43,570
Ratio: Aggregate indebtedness to net capital	0.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

As of December 31, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Southwest Securities, Inc.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Puritan Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Puritan Brokerage Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Puritan Brokerage Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* Puritan Brokerage Services, Inc. stated that Puritan Brokerage Services, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Puritan Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Puritan Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 10, 2015

PURITAN℠
Financial Companies, Inc.

January 9, 2015

To the best of our knowledge and belief, Puritan Brokerage Services, Inc has met the specific exemptions called upon under Rule 15c3-3(k)(2)(ii) that all customer transactions are cleared through Southwest Securities, Inc on a fully disclosed basis for the period June 1, 2014 to December 31, 2014 without exception.

Sondra McDonald

Sondra McDonald
President